

Jack G. Cui · 3rd
We are building the AWS for food automation (RaaS). yummy-future.com
Champaign, Illinois, United States · Contact info

500+ connections

Yummy Future Inc.

Y Combinator

Experience

CEO
Yummy Future Inc.
Aug 2018 – Present · 3 yrs 3 mos
Champaign

Hardware Intern at Google
Google
Jan 2018 – May 2018 · 5 mos
Mountain view

Pixel buds, pixel phone

Research Assistant
University of Illinois at Urbana-Champaign
Nov 2016 – Jan 2017 · 3 mos
Urbana-Champaign, Illinois Area

Research intern
State Farm ®
May 2016 – Dec 2016 · 8 mos
Urbana-Champaign, Illinois Area

Education

Y Combinator
2019

University of Illinois at Urbana-Champaign
Master's degree, Electrical and Computer Engineering
2017 – 2019

Focus on Robotics.

University of Illinois at Urbana-Champaign
Bachelor's degree, Electrical and Electronics Engineering
2013 – 2017